UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-39173

NovaBridge Biosciences

2440 Research Boulevard, Suite 400

Rockville, MD 20850

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

As previously reported, on October 24, 2025, the shareholders of NovaBridge Biosciences, f/k/a I-MAB (the “Company”), passed a special resolution to change the Company’s name from “I-MAB” to “NovaBridge Biosciences” (the “Name Change”). On October 27, 2025, the Company filed a certificate of incorporation on change of name with the Registry of Companies, Cayman Islands, reflecting the Name Change.

On October 29, 2025, in connection with the Name Change, the Company issued a press release announcing that its American Depositary Shares (“ADSs”) will commence trading on the Nasdaq Global Market under the new name and the new ticker symbol “NBP” at the open of market trading on October 30, 2025.

The CUSIP number for the Company’s ADSs remains unchanged, and no further action is required by the Company’s shareholders in connection with the name and ticker symbol change.

A copy of the Certificate of Incorporation on Change of Name is attached hereto as Exhibit 3.1. A copy of the press release is attached hereto as Exhibit 99.1.

Incorporation by Reference

The information to set forth in this Report on Form 6-K shall be deemed to be incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-286954) and Form S-8 (File No. 333-239871, File No. 333-256603, File No. 333-265684, File No. 333-279842 and File No. 333-290195) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

3.1	Certificate of Incorporation on Change of Name

99.1

Press Release - I-Mab (Nasdaq: IMAB) Transitions to NovaBridge Biosciences (Nasdaq: NBP) with Trading Effective October 30, 2025, New Brand and Logo to Reflect Strategic Transformation to a Global Biotech Platform

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NovaBridge Biosciences

By	:	/s/ Xi-Yong Fu
Name	:	Sean Fu
Title	:	Chief Executive Officer

Date: October 29, 2025